UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Central GoldTrust

(Name of Subject Company)

Central GoldTrust

(Name of Persons Filing Statement)

Units
(Title of Class of Securities)

153546106
(CUSIP Number of Class of Securities)

J.C. Stefan Spicer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, ON L9G 3P2
Canada
(905) 304-4653
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark Mahoney Dentons Canada LLP 77 King Street West Suite 400 Toronto, ON M5K 0A1 Canada (416) 862-3462	Norman Findlay Bennett Jones LLP One First Canadian Place Suite 3400 Toronto, ON M5X 1A4 Canada (416) 777-6077	Christopher J. Barry Jonathan A. Van Horn Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 USA (206) 903-8800

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada, with the Securities and Exchange Commission on June 9, 2015 (as amended, the “Statement”). The Statement relates to an unsolicited offer (the “Sprott Offer”) by Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario, Canada (the “Offeror”), which is owned and controlled by Sprott Asset Management LP, to purchase all of the issued and outstanding units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada, on a net-asset-value to net-asset-value basis. The Sprott Offer was disclosed in a Tender Offer Statement on Schedule TO, which was originally filed by the Offeror, Sprott Physical Gold Trust, Sprott Asset Management LP and Sprott Asset Management Gold Bid GP Inc. with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s offer and circular, dated May 27, 2015, as amended by the Notice of Extension and Variation, dated June 22, 2015, and the related letter of transmittal.

The purpose of this Amendment No. 4 is to amend and supplement Item 2 –– Identity and Background of Filing Person, Item 8 –– Additional Information and Item 9 — Exhibits.  Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used herein without definition have the respective meanings specified in the Statement.

Item 2. Identity and Background of Filing Person

Item 2 of the Statement is hereby amended and supplemented by replacing the second sentence of the first paragraph under the heading “Tender offer” with the following text:

“The Sprott Offer is disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), which was originally filed by the Offeror, SPGT, SAM and Sprott Asset Management Gold Bid GP Inc. (the “General Partner” and, together with the Offeror, SPGT and SAM, “Sprott”) with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s offer and circular, dated May 27, 2015, as amended by the Notice of Extension and Variation, dated June 22, 2015, and the related letter of transmittal.”

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following text before the heading “Other material information”:

“Amendment to Declaration of Trust

On June 24, 2015, the Board, upon the unanimous recommendation of the Special Committee of Independent Trustees of the Board, approved the following amendments to GoldTrust’s Declaration of Trust, as amended and restated on April 24, 2008 (the “Declaration of Trust”):

•                  To provide that effective immediately Section 13.6 of the Declaration of Trust may not be amended unless such amendment is (i) approved at a meeting of the Unitholders duly convened for that purpose and held in accordance with the provisions of the Declaration of Trust and passed by the affirmative votes of holders of at least 90% of the Units represented at the meeting and voted on such resolution or (ii) passed by a resolution in writing executed by unitholders holding at least 90% of the outstanding Units. Section 13.6 of the Declaration of Trust provides that a compulsory acquisition of Units may be effected if unitholders holding 90% of the outstanding Units have accepted an unsolicited takeover bid.

•                  To amend Section 6.3 of the Declaration of Trust to provide that effective upon the later of receipt of required regulatory approvals and July 14, 2015 unitholders may require GoldTrust to redeem their Units at any time for a cash amount per Unit equal to 95% of the average of the net asset value per Unit based on the average published net asset values per Unit for each of the five trading days following the notice of redemption. Prior to its amendment, Section 6.3 of the Declaration of Trust required GoldTrust to redeem Units at the request of unitholders for a cash amount per Unit equal to the lesser of (i) 90% of the market price on the principal market or exchange on which the Units are quoted for trading during the 10-day trading period commencing immediately following the redemption date and (ii) 100% of the closing market price on the redemption date.

The press releases of GoldTrust dated June 24, 2015 filed as Exhibits (a)(9) and (a)(10) hereto are incorporated herein by reference.

Legal proceedings

On June 24, 2015, GoldTrust commended a legal proceeding before the Ontario Superior Court of Justice (Court File No.: CV-15-11009-00CL) seeking:

•                  A declaration that the Sprott Offer fails to comply with GoldTrust’s advance notice rule.

•                  A declaration that the Sprott Offer is an illegal proxy solicitation.

•                  A declaration that the Sprott Offer unlawfully fails to afford unitholders of GoldTrust with their statutory withdrawal rights.

•                  A declaration that Sprott is, in relation to GoldTrust, acting jointly or in concert with Polar Securities Inc. and/or Pekin Singer Strauss Asset Management, Inc. within the meaning of section 91(1) of the Ontario Securities Act.

•                  A declaration that Sprott has wrongfully failed to disclose its joint actors as required pursuant to item 6 of Form 62-504F1 of Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids and to comply with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

•                  An interim, interlocutory or final order restraining Sprott from proceeding with the Sprott Offer.

•                  A declaration that the amendments to the Declaration of Trust made on June 24, 2015 were validly made and are binding on Sprott.

The press release of GoldTrust dated June 24, 2015 filed as Exhibit (a)(10) hereto is incorporated herein by reference.”

Item 9. Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(9)*	Press release dated June 24, 2015 of GoldTrust

(a)(10)*	Press release dated June 24, 2015 of GoldTrust

*                                         Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2015

CENTRAL GOLDTRUST

	By:	/s/ Bruce D. Heagle
Name: Bruce D. Heagle
Title: Trustee

Exhibit Index

Exhibit
Number	Description

(a)(1)**	Trustees’ Circular dated June 9, 2015

(a)(2)	Press Release dated April 23, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed April 23, 2015)

(a)(3)	Press Release dated April 25, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed April 25, 2015)

(a)(4)	Press Release dated May 1, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed May 1, 2015)

(a)(5)	Press Release dated May 27, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed May 28, 2015)

(a)(6)**	Press Release dated June 9, 2015 of GoldTrust

(a)(7)**	Materials posted to GoldTrust’s website on June 10, 2015

(a)(8)**	Press release dated June 15, 2015 of GoldTrust

(a)(9)*	Press release dated June 24, 2015 of GoldTrust

(a)(10)*	Press release dated June 24, 2015 of GoldTrust

(e)(1)**	Excerpts from GoldTrust’s Notice and Management Information Circular, dated April 6, 2015

(e)(2)**	Administrative Services Agreement dated April 28, 2003, between Central GoldTrust and Central Gold Managers Inc.

(g)(1)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

*                                         Filed herewith.

**                                  Previously filed.